List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 May 2010

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 May 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (14 May 2010)

Announcement Company releases interim management statement. (06 May 2010)	Announcement Mr Gosnell, a PDMR, informed the company of his beneficial interests. (18 May 2010)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 May 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (19 May 2010)

Announcement Company announces Blocklisting interim review. (07 May 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (26 May 2010)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility (‘PDMR’s) inform the Company of their interests therein.

Dr Humer and Mr Stitzer inform the Company of their beneficial interests.

(10 May 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 May 2010)

Announcement Company announces statement re: Chief Financial Officer. (11 May 2010)	Announcement Company announces total voting rights. (28 May 2010)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 May 2010)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                      Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 28.06.2010	By: /s/ C Kynaston
Name: Claire Kynaston

Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:14 04-May-2010
Number	01214-A1EB

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 7,545 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,685,566 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,261,239.

4 May 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Interim management statement
Released	07:00 06-May-2010
Number	4081L07

RNS Number : 4081L
Diageo PLC
06 May 2010

6 May 2010

Interim management statement for the nine months ended 31 March 2010

Third quarter organic net sales growth of 12%

Diageo maintains guidance for low single digit organic operating profit growth for the year ending 30 June 2010

In the nine months ended 31 March 2010 net sales were up 2% on an organic basis against the comparable period. In the quarter ended 31 March 2010 organic net sales growth was 12%.

On a reported basis net sales grew by 4% in the nine months ended 31 March 2010 and by 9% in the quarter ended 31 March 2010, against the comparable prior period in each case. Growth for the year to date was driven broadly equally by organic growth and the impact of exchange rates movements since the comparable period.

Net assets were £4,418 million at 31 March 2010, having been £4,591 million at 31 December 2009. The only material change in the financial position of the group was the liability in respect of the interim dividend partially offset by foreign exchange movements.

Paul Walsh, Chief Executive of Diageo commented:

'As we had anticipated we delivered strong organic net sales growth for this third quarter. While we have seen some signs of recovery, albeit fragile in the mature markets and stronger in the emerging markets, our performance in the quarter benefited from comparison against a weak third quarter last year, from the earlier Easter this year and in some markets sales were brought forward in advance of excise duty increases.

'Consumer trends remain difficult to predict, especially in the mature markets. Our guidance for low single digit organic operating profit growth for the full year is unchanged and reflects our successful management of a tough environment in the first half and our continued ability to build on our strengths and increase marketing investment behind our brands.'

ENDS

Investor enquiries:

Catherine James
+44 (0)20 8978 2272

Nick Temperley
+44 (0)20 8978 4223

Sarah Paul
+44 (0)20 8978 4326

investor.relations@diageo.com

Media enquiries:

James Crampton
+44 (0)20 8978 4613

Cecilia Coonan
+44 (0)20 8978 2749

media.comms@diageo.com

Forward-looking statements
This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo's strategic transactions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2009 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any  invitation or inducement to engage in any other investment activities.  Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:39 07-May-2010
Number	01438-D4A7

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,480 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,683,086 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,263,719.

7 May 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting - Interim Review
Released	14:49 07-May-2010
Number	01448-AA0C

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of return: From 1 January to 31 December 2009

4.	Number and class of share(s) (amount	1 January 2009: 916,286
of stock/debt security) not issued
	under scheme	1 July 2009: 916,286

5.	Number of shares issued/allotted	January-June 2009: 0
under scheme during period:
July-December 2009: 0

6.	Balance under scheme not yet issued/	30 June 2009: 916,286
allotted at end of period
31 December 2009: 916,286

7.	Number and class of share(s) (amount	5,500,000 (ref 2882 1994)
of stock/debt securities) originally
	listed and the date of admission;	18,405,871 (1999)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

30 June 2009: 2,753,896,322 (including 254,297,519 treasury shares)

31 December 2009: 2,753,946,805 (including 250,201,008 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: C Kynaston

Position: Assistant Company Secretary Signature: /s/C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of return: From 1 January 2009 to 31 December 2009

4.	Number and class of share(s) (amount	1 January 2009: 488,982
of stock/debt security) not issued
	under scheme	1 July 2009: 488,982

5.	Number of shares issued/allotted	January-June 2009: 0
under scheme during period:
July-December 2009: 0

6.	Balance under scheme not yet issued/	30 June 2009: 488,982
allotted at end of period
31 December 2009: 488,982

7.	Number and class of share(s) (amount	4,250,000
of stock/debt securities) originally
listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

30 June 2009: 2,753,896,322 (including 254,297,519 treasury shares)

31 December 2009: 2,753,946,805 (including 250,201,008 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: C Kynaston

Position: Assistant Company Secretary Signature: /s/C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo Associated Companies Share Plan

3.	Period of return: From 1 January 2009 to 31 December 2009

4.	Number and class of share(s) (amount	1 January 2009: 334,131
of stock/debt security) not issued
	under scheme	1 July 2009: 286,780

5.	Number of shares issued/allotted	January 2009-June 2009: 47,351
under scheme during period:
July 2009-December 2009: 50,483

6.	Balance under scheme not yet issued/	30 June 2009: 286,780
allotted at end of period
31 December 2009: 236,297

7.	Number and class of share(s) (amount	10.03.03 775,000
of stock/debt securities) originally
listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

30 June 2009: 2,753,896,322 (including 254,297,519 treasury shares)

31 December 2009: 2,753,946,805 (Including 250,201,008 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: C Kynaston

Position: Assistant Company Secretary Signature: /s/C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company Executive Stock
Option Scheme

3.	Period of return: From 1 January 2009 to 31 December 2009

4.	Number and class of share(s) (amount	1 January 2009: 66,459
of stock/debt security) not issued
	under scheme	1 July 2009: 66,459

5.	Number of shares issued/allotted	January-June 2009: 0
under scheme during period:
July-December 2009: 0

6.	Balance under scheme not yet issued/	30 June 2009: 66,459
allotted at end of period
31 December 2009: 66,459

7.	Number and class of share(s) (amount	10.6.92
of stock/debt securities) originally
	listed and the date of admission;	15.1.02 1,288,978

Please confirm total number of shares in issue at the end of the period in order for us to update our records

30 June 2009: 2,753,896,322 (including 254,297,519 treasury shares)

31 December 2009: 2,753,946,805 (including 250,201,008 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: C Kynaston

Position: Assistant Company Secretary Signature: /s/C Kynaston

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company International
Savings Related Share Option Scheme

3.	Period of return: From 1 January 2009 to 31 December 2009

4.	Number and class of share(s) (amount	1 January 2009: 52,982
of stock/debt security) not issued
	under scheme	1 July 2009: 52,982

5.	Number of shares issued/allotted	January-June 2009: 0
under scheme during period:
July-December 2009: 0

6.	Balance under scheme not yet issued/	30 June 2009: 52,982
allotted at end of period
31 December 2009: 52,982

7.	Number and class of share(s) (amount
	of stock/debt securities) originally	9.2.96
listed and the date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

30 June 2009: 2,753,896,322 (including 254,297,519 treasury shares)

31 December 2009: 2,753,946,805 (including 250,201,008 treasury shares)

Contact for queries:	Address: Diageo plc, Lakeside Drive,
Park Royal, London, NW10 7HQ

Name: Christine Norman	Telephone: 020 8978 6000

Person making return Name: C Kynaston

Position: Assistant Company Secretary Signature: /s/C Kynaston

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:10 10-May-2010
Number	01406-EAB3

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.
it received notification on 10 May 2010 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 May 2010 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

N C Rose	16

P S Walsh	16

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 May 2010 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	18

S Fletcher	16

D Gosnell	16

J Grover	16

A Morgan	16

G Williams	16

I Wright	16

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.82.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 May 2010 from Dr F B Humer, a director of the Company, that he had purchased 735 Ordinary Shares on 10 May 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £10.82.

3. it received notification on 10 May 2010 from Mr H T Stitzer, a director of the Company, that he had purchased 92 Ordinary Shares on 10 May 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £10.82.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	22,631

N C Rose	478,860

H T Stitzer	7,782

P S Walsh	728,395

Name of PDMR	Number of Ordinary Shares

N Blazquez	44,845

S Fletcher	167,641

D Gosnell	65,127

J Grover	154,047

A Morgan	179,935

G Williams	216,832 (of which 6,144 are held as ADS *)

I Wright	24,733

P D Tunnacliffe

Company Secretary

10 May 2010

*1 American Depositary Share ("ADS") is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Statement re Chief Financial Officer
Released	07:00 11-May-2010
Number	6681L07

RNS Number : 6681L
Diageo PLC
11 May 2010

11 May 2010

DIAGEO ANNOUNCES NICK ROSE TO STAND DOWN AS CHIEF FINANCIAL OFFICER AT OCTOBER 2010 AGM. DEPUTY CFO DEIRDRE MAHLAN TO REPLACE HIM

Diageo has this morning announced that Nick Rose will stand down from the Board at the Company's AGM on 14 October 2010 and that Deirdre Mahlan, currently Diageo's Deputy Finance Director, will replace Nick on the Board as Chief Financial Officer.  Nick will remain with Diageo until the end of December 2010.

Making the announcement, Diageo Chief Executive Paul Walsh said:

'Nick has made the decision to leave Diageo after eighteen very successful years. During that time he has made a major contribution to Diageo for which he has my thanks, admiration and respect. He is an exceptional colleague and I know that the Board and all those who have worked with, and for, Nick share this view.   Over the last thirteen years as CFO he has built a very strong finance function of which he and Diageo can be proud.  One of the strengths of this function is its talent and I know that Nick is delighted that his successor can be an internal appointment.

'Deirdre joined Diageo having worked for the Seagram Company since 1992. She has held a number of senior finance positions in Diageo including Finance Director of our biggest region, North America, and as Global Head of Tax, of Treasury and of Shared Services. During this time Deirdre demonstrated to the Board that she has the ability to be Diageo's Chief Financial Officer and today I am delighted to announce her appointment. Deirdre will make a significant contribution to the finance function and to the Board and I and my colleagues look forward to working with Deirdre in her new role. '

ENDS

Investor enquiries:

Catherine James
+44 (0)20 8978 2272

investor.relations@diageo.com

Media enquiries:

James Crampton
+44 (0)20 8978 4613

Stephen Doherty
+44 (0)20 8978 2528

media.comms@diageo.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:40 13-May-2010
Number	01436-9EE9

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that on 12 May 2010, it released from treasury 651 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,682,435 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,264,370.

13 May 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:58 14-May-2010
Number	01356-EEFF

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,058 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,681,377 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,265,428.

14 May 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:46 18-May-2010
Number	01545-E921

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 17 May 2010 of dealings in ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") as follows, on behalf of the spouse of David Gosnell, a Person Discharging Managerial Responsibilities. The shares are held in the name of R C Greig Nominees Limited and the dealing was carried out by an investment manager exercising discretion.

On 29 March 2010, 200 Ordinary Shares were sold at a price per share of £11.07 and subsequently re-purchased for a price per share of £11.08.

The interests of Mr Gosnell in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) were unchanged by the above transactions.

P D Tunnacliffe

Company Secretary

18 May 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:08 19-May-2010
Number	01307-5371

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,195 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,677,182 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,269,623.

19 May 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:24 26-May-2010
Number	01422-5E4C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,806 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,675,376 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,271,429.

26 May 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:04 28-May-2010
Number	01502-03C5

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,732 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 248,672,644 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,274,161.

28 May 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:08 28-May-2010
Number	01505-47D9

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,946,805 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 248,672,644 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,505,274,161 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

P D Tunnacliffe

Company Secretary

28 May 2010

END